SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Victory Capital Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

92645B 103

(CUSIP Number)

Nina Gupta

15935 La Cantera Parkway

San Antonio, Texas 78256

(216) 898-2552

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 92645B 103

1	Name of Reporting Person David C. Brown (In his capacity as a member of the Employee Shareholders Committee)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,500 (1)
	8	Shared Voting Power 15,470,187 (1)(2)
	9	Sole Dispositive Power 2,499,041 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,486,687 (1)(3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 53.0% (4)(5)
14	Type of Reporting Person (See Instructions) IN

(1)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder.

(2)

Represents all shares of common stock of Victory Capital Holdings, Inc. subject to the ESHA discussed in this Schedule 13D. As discussed in this Schedule 13D, the Reporting Person is one of three committee members of the ESC under the ESHA and shares voting power over all of the shares subject to the ESHA with the other committee members. Includes 2,482,541 shares over which the Reporting Person has granted a voting proxy to the ESC. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(3)

Represents all shares of common stock owned by parties to the ESHA, and Class A common stock owned by the Reporting Person. The Reporting Person does not have investment power with respect to any of the shares subject to the ESHA, except for those included in Row 9. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(4)

Represents the amount in Row 11 divided by the sum of (w) 11,700,000 shares of Class A common stock outstanding as of February 7, 2018, as reported in the Registration Statement, (x) 1,110,860 additional shares of Class A common stock sold on March 13, 2018 to the underwriters of the public offering pursuant to the Registration Statement on partial exercise of such underwriters’ option to purchase additional shares, (y) 919,812 shares of Class A common stock that were issued upon the transfer and conversion of shares of Class B common stock, (z) 13,058,922 shares of Class A common stock issuable on conversion of the shares of Class B common stock currently subject to the ESHA, and (aa) 2,411,265 shares of Class A common stock currently subject to the ESHA that were issued upon conversion of shares of Class B common stock.

(5)

Based on a total of 76,140,087 shares of common stock (consisting of (i) 16,141,937 shares of outstanding Class A common stock, (ii) 51,746,187 shares of outstanding Class B common stock, (iii) 2,058,579 unvested restricted shares of Class B common stock beneficially owned by employees party to the ESHA and (iv) 6,193,384 shares of Class B common stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Person beneficially owns 20.3% of Victory Capital Holdings, Inc.’s outstanding common stock. The percentage reported does not reflect the ten for one voting power of the Class B common stock.

SCHEDULE 13D

CUSIP No. 92645B 103

1	Name of Reporting Person Michael D. Policarpo (In his capacity as a member of the Employee Shareholders Committee)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)
	8	Shared Voting Power 15,470,187 (1)(2)
	9	Sole Dispositive Power 1,274,045 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,470,187 (1)(3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 53.0% (4)(5)
14	Type of Reporting Person (See Instructions) IN

(1)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder.

(2)

Represents all shares of common stock of Victory Capital Holdings, Inc. subject to the ESHA discussed in this Schedule 13D. As discussed in this Schedule 13D, the Reporting Person is one of three committee members of the ESC under the ESHA and shares voting power over all of the shares subject to the ESHA with the other committee members. Includes 1,274,045 shares over which the Reporting Person has granted a voting proxy to the ESC. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(3)

Represents all shares of common stock owned by parties to the ESHA, and Class A common stock owned by the Reporting Person. The Reporting Person does not have investment power with respect to any of the shares subject to the ESHA, except for those included in Row 9. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(4)

Represents the amount in Row 11 divided by the sum of (w) 11,700,000 shares of Class A common stock outstanding as of February 7, 2018, as reported in the Registration Statement, (x) 1,110,860 additional shares of Class A common stock sold on March 13, 2018 to the underwriters of the public offering pursuant to the Registration Statement on partial exercise of such underwriters’ option to purchase additional shares, (y) 919,812 shares of Class A common stock that were issued upon the transfer and conversion of shares of Class B common stock , (z) 13,058,922 shares of Class A common stock issuable on conversion of the shares of Class B common stock currently subject to the ESHA, and (aa) 2,411,265 shares of Class A common stock currently subject to the ESHA that were issued upon conversion of shares of Class B common stock.

(5)

Based on a total of 76,140,087 shares of common stock (consisting of (i) 16,141,937 shares of outstanding Class A common stock, (ii) 51,746,187 shares of outstanding Class B common stock, (iii) 2,058,579 unvested restricted shares of Class B common stock beneficially owned by employees party to the ESHA and (iv) 6,193,384 shares of Class B common stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Person beneficially owns 20.3% of Victory Capital Holdings, Inc.’s outstanding common stock. The percentage reported does not reflect the ten for one voting power of the Class B common stock.

SCHEDULE 13D

CUSIP No. 92645B 103

1	Name of Reporting Person Kelly S. Cliff (In his capacity as a member of the Employee Shareholders Committee)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)
	8	Shared Voting Power 15,470,187 (1)(2)
	9	Sole Dispositive Power 802,283 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,470,187 (1)(3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 53.0% (4)(5)
14	Type of Reporting Person (See Instructions) IN

(1)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder.

(2)

Represents all shares of common stock of Victory Capital Holdings, Inc. subject to the ESHA discussed in this Schedule 13D. As discussed in this Schedule 13D, the Reporting Person is one of three committee members of the ESC under the ESHA and shares voting power over all of the shares subject to the ESHA with the other committee members. Includes 802,283 shares over which the Reporting Person has granted a voting proxy to the ESC. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(3)

Represents all shares of common stock owned by parties to the ESHA, and Class A common stock owned by the Reporting Person. The Reporting Person does not have investment power with respect to any of the shares subject to the ESHA, except for those included in Row 9. The Reporting Person disclaims beneficial ownership of all shares subject to the ESHA except for those shares directly owned by him.

(4)

Represents the amount in Row 11 divided by the sum of (w) 11,700,000 shares of Class A common stock outstanding as of February 7, 2018, as reported in the Registration Statement, (x) 1,110,860 additional shares of Class A common stock sold on March 13, 2018 to the underwriters of the public offering pursuant to the Registration Statement on partial exercise of such underwriters’ option to purchase additional shares, (y) 919,812 shares of Class A common stock that were issued upon the transfer and conversion of shares of Class B common stock , (z) 13,058,922 shares of Class A common stock issuable on conversion of the shares of Class B common stock currently subject to the ESHA, and (aa) 2,411,265 shares of Class A common stock currently subject to the ESHA that were issued upon conversion of shares of Class B common stock.

(5)

Based on a total of 76,140,087 shares of common stock (consisting of (i) 16,141,937 shares of outstanding Class A common stock, (ii) 51,746,187 shares of outstanding Class B common stock, (iii) 2,058,579 unvested restricted shares of Class B common stock beneficially owned by employees party to the ESHA and (iv) 6,193,384 shares of Class B common stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Person beneficially owns 20.3% of Victory Capital Holdings, Inc.’s outstanding common stock. The percentage reported does not reflect the ten for one voting power of the Class B common stock.

SCHEDULE 13D

CUSIP No. 92645B 103

About this Amendment No. 2

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Schedule 13D filed on February 22, 2018 (the “Original Schedule 13D”), by the Reporting Persons, relating to the Class A common stock, par value $0.01 per share, of the Company. This Amendment No. 2 is being made to reflect an increase in the number of shares of outstanding Class A common stock, a decrease in the number of shares beneficially owned by employees party to the ESHA and a decrease in the percentages deemed to be beneficially owned by the Reporting Persons as a result. This Amendment No. 2 does not restate disclosures in the Original Schedule 13D that are not being amended, and should be read in conjunction with the Original Schedule 13D. Capitalized terms used but not defined herein have the meanings provided in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated to read in full as follows:

Name	Aggregate Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Outstanding Class A Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
David C. Brown	15,394,582	53.0%	16,500	15,470,187	2,499,041	0
Michael D. Policarpo	15,378,082	53.0%	0	15,470,187	1,274,045	0
Kelly S. Cliff	15,378,082	53.0%	0	15,470,187	802,283	0

The Company has issued additional shares of Class A common stock since the date of the Original Schedule 13D and the number of shares beneficially owned by employees party to the ESHA has decreased and, as a result of such issuances and such decrease, the number of shares currently beneficially owned by the Reporting Persons represent a lower percentage of the outstanding shares of Class A common stock than reported in the Original Schedule 13D. The percentages in the column titled Percentage of Outstanding Class A Common Stock are calculated in accordance with Rule 13d-3(d)(1)(i) and thereby represent each Reporting Person’s aggregate number of shares of Class A common stock beneficially owned, divided by the sum of (w) 11,700,000 shares of Class A common stock outstanding as of February 7, 2018, as reported in the Registration Statement, (x) 1,110,860 additional shares of Class A common stock sold on March 13, 2018 to the underwriters of the public offering pursuant to the Registration Statement on partial exercise of such underwriters’ option to purchase additional shares, (y) 919,812 shares of Class A common stock that were issued upon the transfer and conversion of shares of Class B common stock since the Original Schedule 13D was filed, (z) 13,058,922 shares of Class A common stock issuable on conversion of the shares of Class B common stock currently subject to the ESHA, and (aa) 2,411,265 shares of Class A common stock currently subject to the ESHA that were issued upon conversion of shares of Class B common stock.

Based on a total of 76,140,087 shares of common stock (consisting of (i) 16,141,937 shares of Class A common stock, (ii) 51,746,187 shares of Class B common stock, (iii) 2,058,579 unvested restricted shares of Class B common stock beneficially owned by employees party to the ESHA and (iv) 6,193,384 shares of Class B common stock issuable upon the exercise of options beneficially owned by employees party to the ESHA), the Reporting Persons each beneficially own 20.3% of the Company’s outstanding common stock. The percentage reported does not reflect the ten for one voting power of the Class B common stock.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 22, 2018

SCHEDULE 13D

CUSIP No. 92645B 103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2021

DAVID C. BROWN (In his capacity as a member of the Employee Shareholders Committee)

/s/ David C. Brown

MICHAEL D. POLICARPO (In his capacity as a member of the Employee Shareholders Committee)

/s/ Michael D. Policarpo

KELLY S. CLIFF (In his capacity as a member of the Employee Shareholders Committee)

/s/ Kelly S. Cliff